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                                                                       Exhibit 1

                                 FOR IMMEDIATE RELEASE

CONTACT: JOSEPH A. GITTO
President and Chief Financial Officer - IMTECH

                   IMTECH ANNOUNCES APPOINTMENT OF (2) TWO INDEPENDENT
                                         DIRECTORS

     NEW YORK, NEW YORK - February 3, 1998 - Information Management Technologies Corporation ("IMTECH") {NASDAQ : IMTKA (CLASS A COMMON STOCK)} announced today the appointment of independent directors Ms. Dale L. Hirschman and Mr. Kenneth J. Buettner to its Board of Directors.

     Ms. Hirschman is currently a principal of DH Management/CAL Consulting Group, a general management consultant for small and medium sized businesses. Ms. Hirschman is also active in raising capital for private companies through private placements. Ms. Hirschman has an extensive background in publishing with Hearst Business Publishing Inc. and Scholastic Inc., where Ms. Hirschman held executive level positions.

     Mr. Buettner has been a principal of York Scaffold Equipment Corp. since 1975. Mr. Buettner has also served on or chaired numerous trade associations and task forces. Mr. Buettner is an executive committee member of the State Insurance Fund of NY Construction Industry Safety Group #469. Mr. Buettner also sponsors various civic and philanthropic activities in the NY Metropolitan area.

     Matti Kon, the Company's Chairman and Chief Executive Officer says that he believes the diverse backgrounds and broad experience of the new directors will assist the Company's management as they continue to strategically broaden the Company's market share in the Financial Research Industry.

     IMTECH provides on-site and off-site outsourcing services to firms in the services sector. These services include Research Report Services, Laser Printing, Global Print-on-Demand and Distribution, Legal Duplication, and Facilities Management Services.